EXHIBIT 3



FOR IMMEDIATE RELEASE For Information Contact:
James Mitarotonda (212) 974-5701


         Musicmaker.com and others acquire 6.3% stake in Liquid Audio


New York, New York -- October 8, 2001 -- James Mitarotonda, President and CEO, and Seymour Holtzman, Chairman of the Board, of musicmaker.com, Inc. (Symbol: "HITS"), announced today that musicmaker.com, Inc., entities affiliated with Mitarotonda and Holtzman and certain other parties have acquired a 6.3% stock ownership stake in Liquid Audio, Inc. (NASDAQ: LQID).

Liquid Audio provides software applications and services that enable the secure delivery and sale of digital music over the Internet.

Musicmaker.com, Inc. and such other persons further announced the intention, depending on market conditions, to seek to acquire up to approximately an additional 8.6% of the company's common stock, or approximately an additional 1,950,000 shares.

On August 7, 2001, the Board of Directors of Liquid Audio instituted a "shareholder rights plan" or "poison pill" which has the effect of restricting any entity from acquiring more than 15% of the company's outstanding common stock without prior Board approval. The contemplated purchases referred to above would increase the aggregate stock ownership interest of musicmaker.com, Inc. and the other parties mentioned to just below 15%. In a letter to the company today, Mitarotonda and Holtzman have informed the company that if the company's shareholder rights plan is rescinded, musicmaker.com, Inc. and such other persons would be willing to increase their ownership to up to 25% of the outstanding shares of common stock. Mitarotonda and Holtzman have also requested that the number of directors on the company's Board be increased from five to six and that individuals proposed by musicmaker.com and such other persons be appointed to fill the two current vacancies and the one newly created seat. They also indicated that these entities may consider other actions, including but not limited to the possibility of making a tender offer to acquire shares of the company's common stock.

As of August 14, 2001, the company had approximately 22.6 million shares of common stock outstanding.



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